June 15, 2011

Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:          Vitesse Semiconductor Corporation

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed December 1, 2010

File No.  000-19654

Dear Mr. Vaughn:

The responses of Vitesse Semiconductor Corporation (“Vitesse” or “the Company”) to the Staff’s letter dated May 25, 2011 are listed below.  The numbering of our responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal year Ended September 30, 2010

Note 1.  The Company and Its Significant Accounting Policies, page 67

1.     We note your response to prior comment 2. Please address the following comments:

•      Please explain to us in more detail why you did not utilize your stock price of $1.08 per share in the determination of the fair value of the company in the calculation of the goodwill attributable to the Storage Products business was sold to Maxim Integrated.

•      Please explain to us in more detail how you determined that the fair value of your common stock was $2.00 per share at the time of the sale.  Within your analysis, please provide to us the names of the competitors utilized within your determination of the fair value of your common stock and the earnings multiples that you utilized in your analysis.  Please explain to us in detail why you believe that these companies were comparable to you when determining the fair value of the company, including consideration of the difficulties that you were experiencing at the time.

Response.  The Company did not utilize its stock price of $1.08 per share in determining the fair value of the Company for purposes of calculating the goodwill attributable to the Storage Products business because it believed there were multiple factors  indicating that the Company’s stock price was not representative of the Company’s then fair value.

The Company agreed to sell the Storage Products division on August 23, 2007 and completed the transaction on October 29, 2007.  During this time, the Company was not a timely filer.  The Company had not filed financial statements since September 30, 2003 and would not file financial statements until December 31, 2008 for fiscal years 2006 and 2007.

While the Company was unable to complete its financial filings, investors were unable to assess the results of the Company’s operations, model the Company’s financial performance, determine the Company’s liquidity or make any conclusions regarding the Company’s viability.

The Company was thinly traded due to its delisting from NASDAQ and there was an increased perception of investment risk.

In the six months prior to the Company’s June 26, 2006 delisting, the Company experienced an average daily trading volume of 528,000 shares.  In the six months subsequent to its delisting, the Company’s average daily trading volume decreased to approximately 96,000 shares per day.  By the time the Company sold its Storage Products division, its average daily trading volume in the six months preceding the sale had decreased to 47,000 shares per day.  Thinly-traded securities are exchanged in low volumes and often have a limited number of interested buyers and sellers, which can lead to volatile changes in price when a transaction does occur.

The ongoing investigation of the Company and its former officers by the Department of Justice increased the perception of investment risk about the Company’s common stock.  In the Company’s Form 8-K issued May 18, 2006, the Company announced the termination of the Company’s Chief Executive Officer, Executive Vice President, and Chief Financial Officer.  The Company had received a grand jury subpoena from the office of the United States Attorney for the Southern District of New York and had been notified by the Division of Enforcement of the SEC that it was conducting an investigation of the Company and its former officers.  This information was available to investors, and with the absence of timely filed financial information increased the investment risk for the Company’s stock.

The sale price of the Storage Products division supported the Company’s belief that its common stock was undervalued at the time of the sale.  The $63 million sale price of the Company’s Storage Products division, which had annual revenues related to the product lines sold of $18 million, resulted in a revenue multiple of 3.50.  The Company believed that the product lines retained by the Company in its remaining businesses had enterprise value similar to those sold.  Applying the revenue multiple implied by the sale of the Storage Products division to the approximately $200 million in revenue generated by the remainder of the Company in both 2006 and 2007 would have resulted in an approximate price per share of  $3.13.  See the calculation below.

Approx revenue FY ’06 and ’07	200,000,000

Revenue multiple	3.5

Total	700,000,000

Shares outstanding	223,555,580

Estimated price per share	$3.13

In light of these factors, we went through a process to determine our best estimate of the Company’s fair value per common share.  Our process involved consideration of three main data points; our common stock trading price at the time of the transaction, our implied stock fair value from the Storage Products division sale and our implied common stock fair value based upon value as indicated by comparable companies.

At the time of the transaction, we knew the Company’s common stock was trading at $1.08 per share and that the implied estimated fair value per share from the sale of the Storage Products division was $3.13 per share.

We identified comparable companies to be Applied Micro Circuits Corporation (AMCC), PMC- Sierra, Inc. (PMCS) and Mindspeed (MPSC) whose then revenue multiples were 1.43, 2.45 and 1.93 respectively.  We selected these competitors based on their similarity to our business with respect to product offerings, markets, customers, and size.  These companies were direct competitors at the time of the sale, and remain among our direct competitors now.  We believe that the companies listed, investors, and the marketplace also consider these companies our peers.  Based upon these revenue multiples for our competitors, we calculated an estimated fair value range per share for our common stock of $1.28 to $2.19 per share.

To arrive at our estimate of the Company’s approximate fair value per share, we initially arranged the values described above in a range.  At $3.13 per share, the implied estimated fair value per share of the Company’s common stock arising from the sale of the Storage Products division was considered the high point of the Company’s potential fair value per share range.  At $1.08, the actual trading price of the Company’s common stock was considered the low point of the Company’s potential fair value per share range.  The range of potential fair values per share implied by the revenue multiples of our closest competitors provided a series of data points between the high point and the low point with estimated per share fair values of between $1.28 and $2.19 per share.

Next we evaluated each of the data points in the estimated fair value per share range along with the information discussed above that was known and not known to investors.  In our evaluation, we considered the information known to the Company and not publicly available as information that would effect the price of the Company’s common stock (e.g., historical and expected financial information).  Based upon the weight of the available evidence, we determined that the low point of the range was not reflective of the fair value per share due to the reasons cited above and the high point of the range was not reflective of the fair value per share because there were no data points other than the sale price of the Storage Products division supporting that value.  An estimated fair value of $2.00 per share fell within the implied estimated fair values per share of our competitors.  Given our view of the Company’s business as compared to our competitors and our estimation of the impact on an investor of the undisclosed financial information, the $2.00 estimate of fair value per share was reasonable.

Note 8.  Significant Customers, Concentration of Credit Risk and Geographic Information, page 88

2.     We note your response to prior comment 4.  We note on pages 6-8 of the Form 10-K, you state that your products fall into three broad product categories — Transport Processing Product Line, Ethernet Switching Product Line and Connectivity Product Line.  Please explain in greater detail how management uses these product categories compared to its use of the three product markets discussed on page 36.  Explain how you considered the requirements of paragraph 280-10-50-40 of the FASB Accounting Standards Codification as it relates to the three broad product categories.

Response.  The Company categorizes its “go-to-market” strategies in two ways:  Markets and Product Lines.

We  primarily utilize markets to describe the Company’s business and to report revenues as the Company feels that the three markets identified (Carrier Networking, Enterprise Networking, and Non-Core) best describe the end markets that we sell into and that these categories  emphasize important differences in customers (and their markets) in terms  that readers of our financial statements can comprehend.  For example, an investor may be familiar with IBM and understand that IBM sells enterprise servers and switches (Enterprise Networking) versus Alcatel Lucent, which sells carrier class telecom equipment (Carrier Networking).  These markets have different customer bases, margins, product lifecycles and business cycles and are the markets on which market analysts typically report.

The Company discusses product lines (Transport Process, Ethernet Switching and Connectivity) to differentiate our products based on functions, features and technology.  We believe that classifying our products among these product lines is useful in facilitating an understanding of the capabilities of our technology, how our technology aligns with our customers’ systems, and how our technology may compare to what is offered by our competitors.  The majority of our products are sold into both the Carrier Networking and Enterprise Networking Markets.

The Company has reviewed its disclosure in relation to paragraph 280-10-50-40 and believes it has complied with the disclosure requirement.  Specifically, the FASB Accounting Standards Codification requires that a public entity report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.   The markets we report reflect different customer markets into which the Company’s products are sold but do not necessarily mean there are different products sold into each market.  The Company’s products are sold into more than one market, in particular the Carrier Networking and Enterprise Networking markets.

The discussion of product lines is intended to facilitate an understanding of our technology, which is one of our key assets and differentiators.  In future filings, the Company will revise the language to clarify and highlight the differences between markets and product lines.

The Company hereby acknowledges that:

•	Vitesse is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Vitesse may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (805) 389-7185 or (805) 388-7565 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Richard C. Yonker

Richard C. Yonker

Chief Financial Officer